Publication: South China Morning Post **Date:** 15 August 2002
Page: Classified 2 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

FIRST HALF 2002 RESULTS OF METRO PACIFIC CORPORATION

The following is a reproduction of a press release, issued pursuant to paragraph 2 of the Listing Agreement by First Pacific Company Limited for information purpose only, released in the Philippines by Metro Pacific Corporation, a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Philippine Stock Exchange.

CONSOLIDATED STATEMENTS OF LOSS AND ACCUMULATED DEFICIT

(Unaudited)

For the period ended 30 June (In thousand pesos)	Six months 2002	Six months 2001	Three months 2002	Three months 2001
Revenues	3,160,196	4,406,336	1,471,516	1,439,063
Cost of sales	(2,281,991)	(3,264,576)	(944,517)	(952,044)
Operating expenses	(490,707)	(568,348)	(227,036)	(325,089)
Operating profit	387,498	573,412	299,963	161,930
Equity in net losses of affiliated companies	(494,440)	(216,601)	(233,674)	(109,563)
Financing charges, net	(803,402)	(966,410)	(371,264)	(648,625)
Loss before other expense	(910,344)	(609,599)	(304,975)	(596,258)
Other expense, net	(7,216,006)	(325,675)	(7,219,268)	(526,825)
Loss before taxation	(8,126,350)	(935,274)	(7,524,243)	(1,123,083)
Taxation	(85,930)	(123,244)	(72,641)	271,230
Loss from continuing operations	(8,212,280)	(1,058,518)	(7,596,884)	(851,853)
Loss from discontinued operations	-	(1,750)	-	(1,750)
Net loss before outside interests	(8,212,280)	(1,060,268)	(7,596,884)	(853,603)
Outside interests	136,771	(27,398)	42,720	(72,053)
Net loss for the period	(8,075,509)	(1,087,666)	(7,554,164)	(925,656)
(Deficit)/retained earnings				
Beginning of period	(14,330,139)	6,941,959	(14,879,777)	6,761,949
Dividends accrued on preferred shares	(59,227)	(36,000)	(30,934)	(18,000)
End of period	(22,464,875)	5,818,293	(22,464,875)	5,818,293
Loss per share (In centavos)				
Basic	(43.73)	(6.04)	(40.77)	(5.07)
Weighted average number of shares in issue				
Basic	18,603,473	18,603,473	18,603,473	18,603,473

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at (In thousand pesos)	30 June 2002	31 December 2001	30 June 2001
ASSETS			
Current assets			
Cash and cash equivalents	822,969	971,821	1,387,318
Receivables	4,354,404	5,173,080	6,733,270
Due from affiliated companies	1,007,787	1,077,918	1,053,558
Inventories	45,990	68,285	180,963
Development properties	6,284,647	11,957,147	9,201,814
Prepayments and other current assets			

Pacific Plaza Towers condominium units. Consolidated gross margins improved to 28.0 percent in 2002 versus 26.0 percent in 2001, reflecting revenue improvement and reduced expenses by subsidiaries Negros Navigation Company ("Nenaco") and Landco Pacific Corporation ("Landco"). Operating expenses decreased 14.0 percent to P490.7 million from P568.3 million in 2001, due to various manpower reduction and cost-cutting programs at both parent and subsidiary levels. Financing charges of P803.4 million represent a 17.0 percent reduction versus the same period last year (2001: 966.4 million), due to discontinued accrual of interest on loans at Metro Pacific and BLC, for which settlement agreements in principle have been obtained or are forthcoming.

Debt Reduction and Restructuring

Consolidated assets as of 30th June 2002 stood at P61.4 billion, financed by shareholder's equity (including minority interests) of P32.4 billion and consolidated liabilities of P29.0 billion, of which only P18.3 billion are interest-bearing.

At the end of 2001, Metro Pacific parent company had bank debts with a total principal amount of P11.9 billion. As of June 30, 2002, Metro Pacific has reduced this debt by approximately P1.0 billion, and another reduction of P1.5 billion is currently being finalized, largely through *dacion en pago* arrangements. A restructuring agreement has also been reached with its largest creditor in respect of another P1.9 billion of debt. Setting aside the P4.7 billion principal portion of the Larouge loan, there remains P2.8 billion of debt that still needs to be either repaid or restructured. Excluding the value of Metro Pacific's 50.4 percent shareholding in BLC, Metro Pacific still has assets with an estimated value of approximately P8.5 billion compared with residual debts of P2.8 billion, implying an asset-to-debt backing of about 3 times.

BLC has made significant progress in its own debt reduction initiatives. On 5th June 2002, BLC signed a Restructuring Agreement with one of its major banks with respect to a P650.0 million loan, plus another P224.0 million of Metro Pacific liabilities to this bank which BLC assumed as part of the restructuring (in partial repayment for BLC advances obtained from Metro Pacific). The total facility of P947.0 million (including accrued interest), was restructured into a 10-year loan with a 3-year grace period on principal repayment, reflecting a conservative outlook on the prospects of recovery of the real estate industry.

BLC has also reached agreements in principle with its long-term creditors, a group of 6 institutions that have provided a total of P2.1 billion to BLC. Loan Settlement Agreements have been signed by 2 of the 6 creditors, with the rest expected to sign within the third quarter of 2002. Under the terms of the individual agreements, all BLC obligations to these creditors will be repaid with an equivalent value of largely BLC-owned properties in the Bonifacio Global City. These agreements are expected to be completed prior to the end of 2002.

Fort Bonifacio Development Corporation ("FBDC") likewise managed to reduce debt during the first half of 2002 through a conversion of P404.0 million in medium-term debt into land valued at current market prices. It is FBDC's intention to align its debt service to levels that can be sustained by recurring cash inflows from its receivables and leases. This effort is expected to reduce the pressure to generate cash flows from the sale of properties at possibly disadvantageous prices, thereby allowing land prices at the Bonifacio Global City to stabilize and recover.

	1,176,643	4,977,099	5,841,638
Total current assets	13,692,440	24,225,350	24,398,561
Long-term receivables	1,580,930	721,294	2,216,118
Investments in affiliated companies	1,000,678	1,125,659	2,979,710
Development properties	31,565,973	34,279,932	54,018,490
Property and equipment	5,516,661	5,669,208	6,250,163
Other assets	8,020,151	4,442,772	3,649,399
Total assets	61,376,833	70,464,215	93,512,441
LIABILITIES AND EQUITY			
Current liabilities			
Loans and notes payable	8,183,993	9,571,069	10,780,964
Current portion of long-term debts	4,426,424	2,941,414	637,273
Current portion of long-term liabilities and provisions	1,341,432	1,229,696	1,371,774
Accounts payable and accrued expenses	6,247.886	6,209,349	4,492,990
Deferred tax liability, net	267,040	142,565	2,371
Income tax payable	35.067	20,784	22,460
Total current liabilities	20,501,842	20,114,877	17,307,832
Long-term debts	5,713,758	6,022,140	6,901,432
Long-term liabilities and provisions	2,732,545	2,049,878	3,756,781
Equity			
Stockholders' equity			
Capital stock	18,605,973	18,606,694	18,606,694
Additional paid-in capital	9,692,634	10,411,914	10,411,914
Treasury stock	(1,033,000)	(1,033,000)	(1,033,000)
(Accumulated deficit)/ retained earnings	(22,464,875)	(14,330,139)	5,818,293
Outside interests	27,627,956	28,621,851	31,742,495
Total equity	32,428,688	42,277,320	65,546,396
Total liabilities and equity	61,376,833	70,464,215	93,512,441

Metro Pacific Corporation ("Metro Pacific") today announced an unaudited loss before provisioning of P887.3 million for the period ended 30th June 2002, 18.0 percent lower than the P1.1 billion loss reported for the same period last year. In addition, a one-time, extraordinary provision of P7.2 billion was made during the period, in compliance with international accounting standards that require companies to restate asset values at recoverable levels.

This exceptional provision reflects the potential loss in the event that a foreclosure on the shares owned by Metro Pacific in Bonifacio Land Corporation ("BLC") materializes. On 4th June 2002, a Memorandum of Agreement was signed between First Pacific Company Limited ("First Pacific") on the one hand, and the Gokongwei Group and JG Summit Holdings Inc. on the other, which allows the foreclosure of 50.4 percent of the total BLC shares in issue. The 50.4 percent interest in BLC shares has secured a US $90.0 million loan from Larouge B.V., a wholly owned subsidiary of First Pacific, to Metro Pacific. Metro Pacific has also pledged another 17.2 percent of its BLC shares to various creditors whose loans are now past due. The provision reflects the difference between Metro Pacific's carrying cost of the BLC shares and the amount of the principal and interest that will be paid for by those shares, should all of these foreclosures occur.

While there is no certainty at this time that the First Pacific-Gokongwei Group-J.G. Summit transaction will be concluded, or that the existing third-party creditors will foreclose on the BLC shares, this one-time, non-cash provision has been taken in line with international accounting standards. Metro Pacific stresses that this provision does not affect the book value of BLC, which was P20.6 billion as of 30th June 2002, of which 72.9 percent, with an equivalent book value of P15.0 billion, is owned by Metro Pacific.

Consolidated Results

Metro Pacific recorded consolidated revenues of P3.2 billion for the first half of 2002 (2001: P4.4 billion); 2001 revenues included a substantial, one-time transaction with respect to a bulk sale of

Operational Review

Nenaco posted a net income of P52.4 million for the first half of 2002, a significant turnaround from a loss of P224.1 million for the same period last year. Nenaco also reported a modest rise in net revenues to P1.4 billion (2001: P1.3 billion). The improvement was largely attributed to improved overall performance by Nenaco's passage and freight businesses. Passage revenues rose to P825.0 million, a modest 2.0 percent increase (2001: P809.0 million), while freight revenues improved significantly to P518.0 million, 16.0 percent higher than the same period last year (2001: P446.0 million). In addition to higher revenues, Nenaco's improved performance was also due to significant reductions in operating expenditures for vessel maintenance, terminal operating costs and manpower, all of which are part of management's initiatives to continually improve operating efficiencies. Nenaco also reflected reduced interest expenses, in part due to the conversion into equity of advances from Metro Pacific and also due to lower third-party indebtedness.

Landco posted a net profit of P16.0 million, reversing losses of P55.9 million for the period last year and reflecting an 88.8 percent drop in financing charges as well as increased sales margins. Revenues decreased minimally, to P190.0 million (2001: P211.0 million), reflecting an extended payment scheme offered to retail customers. During the period, Landco realized a near 100 percent sell-out of its landmark, 650-lot Peninsula de Punta Fuego residential resort, and is preparing to embark upon the second phase of the project. Formal launch of Leisure Farms, and the ongoing expansion of the Pacific Mall in Legazpi City and several Forest Lake Memorial Parks are scheduled for the second half of 2002.

FBDC reported a consolidated net income of P23.0 million for the first half of 2002 (2001: P338.5 million). Revenues of P1.5 billion were recorded, primarily arising from the sale of an undeveloped 5-hectare lot in the Bonifacio Global City for P2.5 billion and an additional lot sale recorded in April. In line with FBDC's practice of recognizing revenues upon receipt of cash payment, only partial recognition of the 5-hectare lot sale was done. During the first half of 2002, FBDC signed several agreements for new commercial and retail projects in the City Center, E-Square and I-Village districts. FBDC also continues to effect substantial capital expenditure and operating cost-reduction measures.

Pacific Plaza Towers reported a net loss of P38.2 million on revenues of P125.2 million, compared with a net profit of P113.3 million on revenues of P1.9 billion for the same period in 2001. As previously mentioned, revenues for the first half 2001 included gains from a significant bulk sale transaction.

First e-Bank has received merger and direct investment proposals. As is normal in transactions of this nature, these are submitted to the Bangko Sentral ng Pilipinas for evaluation and approval. In the meantime, First e-Bank continues to introduce new products and increase its client base through its network of sixty on-line branches nationwide.

Conclusion

Remarking on Metro Pacific's results for the first half of 2002, Chairman and President Manuel V. Pangilinan said: "We are encouraged by the return to profitability of Nenaco and Landco which, together with lower financing charges, contributed to the reduction of our operating losses from last year. The depressed state of the real estate sector continues to be a drag at our high-end condominium development Pacific Plaza Towers, and the reason for reduced earnings at FBDC, notwithstanding the fact that lot sales and lease activity have markedly improved within the Bonifacio Global City."

"Notwithstanding, we are making steady progress in our debt management initiatives and I am confident we will achieve our debt reduction and restructuring objectives by the end of this year. The extraordinary provision we have made is a continuation of our conservative approach and bias for transparency, and reflects our desire to be at the forefront in adopting international accounting standards. I am confident that all the 'cleaning up' and 'workouts' we have done, and will continue to do for the balance of 2002, will pave the way for a very different, and hopefully positive, 2003 for Metro Pacific," concluded Pangilinan.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Executive Chairman

14th August 2002